UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number: 001-40539

ironSource Ltd.

(Translation of registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-747990001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Agreement and Plan of Merger

On October 14, 2021, a subsidary of ironSource Ltd. (the “Company”), a company organized under the laws of the State of Israel (NYSE: IS), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tapjoy Inc. (“Tapjoy”) pursuant to which, the Company will acquire all of the issued and outstanding shares and other securities of Tapjoy for an aggregate purchase price of approximately $400 million in cash, subject to customary purchase price adjustments at closing (the “Transaction”).

The Merger Agreement contains customary representations, warranties, covenants and indemnities. The closing of the Transaction is subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions. The Transaction is expected to close either in the fourth quarter of 2021 or the first quarter of 2022.

Press Release

On October 14, 2021 the Company issued a press release, announcing the entry into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. Presentation materials with regards to the Transaction are currently available on the “investor relations” section of the Company’s website at https://investors.is.com.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This report includes various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. These statements are intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995. Examples of such forward-looking statements include, but are not limited to, statements regarding the expected timing and impact of the Transaction, the benefits and cost synergies of the Transaction, expected impacts to operating expenditures, ironSource’s business strategy and competitive position following the consummation of the Transactions as well as ironSource’s future prospects, business strategies and projections for future periods. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements such as the failure to consummate the Transaction; failure to satisfy closing conditions to the Transaction; failure to realize the synergies or benefits of the Transaction; and other important factors set forth under “Risk Factors” in the Company’s Registration Statement on Form F-1 (Registration No. 333-258223) originally filed with the Securities and Exchange Commission on July 28, 2021 and the Company’s other SEC filings. ironSource cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Other than as may be required by applicable laws, ironSource does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

Exhibit No.	Description

99.1	Press Release dated October 14, 2021*

*	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ironSource Ltd.

By:	/s/ Assaf Ben Ami
Name: Assaf Ben Ami
Title: Chief Financial Officer

Date: October 14, 2021